1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

March 5, 2012

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Deborah Skeens

Re:	Schwab Annuity Portfolios (File Nos. 33-74534 and 811-8314) (the “Registrant”)

Dear Ms. Skeens:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 29 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 30 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(2) under 1933 Act on December 20, 2011. PEA No. 29 relates to three new series of the Registrant – the Schwab VIT Balanced Portfolio, Schwab VIT Balanced with Growth Portfolio and Schwab VIT Growth Portfolio (the “portfolios”). The SEC staff’s comments were provided by you to Stephen T. Cohen of Dechert LLP in a telephonic discussion on January 13, 2012.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 29, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

PROSPECTUS COMMENTS

1.	Table of Contents

Comment: Please revise the table of contents to remove the section entitled “Description of underlying funds.”

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley

Washington DC EUROPE Brussels Dublin Frankfurt London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Response: We have implemented the requested change.

2.	Portfolio Fees and Expenses

a.	Comment: Please provide the values in the “Annual portfolio operating expenses” tables as part of the post-effective amendment filed pursuant to Rule 485(b) under the 1933 Act. Please also provide a representation that, for future filings made pursuant to Rule 485(a) under the 1933 Act, the values in the “Annual portfolio operating expenses” table will be complete upon submission to the SEC.

Response: The Registrant will provide the values for the “Annual portfolio operating expenses” tables as part of the post-effective amendment to be filed pursuant to Rule 485(b) under the 1933 Act. We note that many other funds do not provide completed annual fund operating expense tables in their initial filings made pursuant to Rule 485(a) under the 1933 Act, because such information may not be finalized or ready for public disclosure at the time of the initial filings. Therefore, we respectfully decline to make a representation that the Registrant will provide such information in future filings made pursuant to Rule 485(a) under the 1933 Act.

b.	Comment: Please disclose in a footnote to the “Acquired fund fees and expenses (AFFE)” line in the “Annual portfolio operating expenses” tables that those expenses are based on estimated amounts for the current fiscal year.

Response: We have implemented the requested change.

c.	Comment: Please confirm that footnote 2 to the “Annual portfolio operating expenses” tables will only be included if the contractual fee waiver agreement is expected to reduce a portfolio’s estimated total annual portfolio operating expenses.

Response: We confirm that the contractual fee waiver agreement is expected to reduce each portfolio’s estimated total annual portfolio operating expenses.

d.	Comment: Please confirm that the contractual fee waiver agreement described in footnote 2 to the “Annual portfolio operating expenses” tables will be in place for at least one year from the effective date of the Registration Statement.

Response: We confirm that the contractual fee waiver agreement described in footnote 2 to the “Annual portfolio operating expenses” table will be in place for at least one year from the effective date of the Registration Statement. We note that footnote 2 has been revised to reflect the contractual fee waiver agreement approved by the Registrant’s Board of Trustees (“Board”). The fee waiver agreement provides that it will continue for so long as the investment adviser serves as the investment adviser to the portfolios. The fee waiver agreement may only be amended or terminated by the Board.

e.	Comment: Please revise footnote 2 to the Schwab VIT Balanced Portfolio’s “Annual portfolio operating expenses” table so that the footnote conforms to the corresponding footnote provided in the “Annual portfolio operating expenses” tables provided for the other portfolios.

Response: We have conformed the footnotes relating to the contractual fee waiver agreements to reflect the contractual fee waiver agreement approved by the Registrant’s Board, as discussed above.

f.	Comment: Please confirm that the expenses shown in the “Example” tables will reflect the written fee waiver agreement only for the term of the agreement.

Response: We confirm that the “Example” tables reflect the terms of the written fee waiver agreement (i.e. the life of the portfolios).

3.	Principal Investment Strategies and Principal Risks

a.	Comment: Please confirm whether the portfolios will have a principal investment strategy of investing directly in derivatives or whether the portfolios will only be exposed to derivatives through their investments in underlying funds. If the portfolios will be investing directly in derivatives, please revise the principal risks to indicate that derivatives risk is a direct investment risk of the portfolios.

Response: As disclosed in the “Principal investment strategies” sections for the portfolios, the portfolios have a principal investment strategy that they may invest in derivatives, principally futures contracts, primarily to seek returns on the portfolios’ otherwise uninvested cash assets. In addition, each portfolio, through its investments in underlying funds that invest in derivatives, may also have exposure indirectly to other types of derivatives in accordance with the underlying funds’ principal investment strategies. In response to the SEC staff’s comment, the Registrant has revised the “Direct Investment Risk” to include a statement that the portfolios will be exposed to the risks associated with derivatives.

b.	Comment: Please ensure that the derivatives disclosure is not too generic or standardized, and that it describes the actual derivative instruments and the associated principal risks that each portfolio intends to use to achieve its investment objective. See Barry Miller Letter to the Investment Company Institute dated July 30, 2010.

Response: The Registrant has reviewed its derivatives disclosure and believes that it accurately describes the actual derivative instruments in which the portfolios and underlying funds may principally invest. The Registrant also believes that the related risk disclosures are appropriately tailored to those investment strategies.

c.	Comment: Please explain the Registrant’s methodology for disclosing the portfolios’ principal risks. In this regard, the SEC staff notes that the principal investment strategies for the portfolios do not discuss strategies that correspond to certain principal risks. For example, the SEC staff notes that the principal risks for the Schwab VIT Balanced Portfolio contain growth and small-cap investing risk; the principal risks for the Schwab VIT Balanced with Growth Portfolio contain small-cap investing risk; and the principal risks for all three portfolios contain value investing, concentration, and tracking error risk.

Response: We confirm that each portfolio’s principal risks are consistent with the portfolio’s principal investment strategies. As “funds of funds,” the portfolios principally invest in certain underlying funds. Each of these underlying funds has certain principal risks based on their individual principal investment strategies. Accordingly, each portfolio includes in its principal risk disclosure the principal risks disclosed by those underlying funds in which the portfolio principally invests.

d.	Comment: Please explain whether the fund of funds structure used by the Registrant is based on an exemptive order from the SEC, or is otherwise consistent with the 1940 Act. If based on an SEC exemptive order, please provide the relevant details of the order including the title of the order, the release number and date of its issuance. If the structure based on the 1940 Act, or the rules and regulations promulgated thereunder, please explain the applicable provisions on which the portfolios may rely. If any underlying funds are, or may be, funds of funds, please explain how this structure complies with the 1940 Act and any rules or regulations promulgated thereunder.

Response: The Registrant is aware of the limitations relating to investments in underlying funds under the 1940 Act, rules thereunder and exemptive orders granted by the SEC. In this regard, the Registrant intends to rely on an exemptive order granted to it in SEC Release No. IC-24113 (Oct. 27, 1999), but also may rely on Sections 12(d)(1)(G) and 12(d)(1)(F) of the 1940 Act, Rules 12d1-1, 12d1-2 and 12d1-3 under the 1940 Act and exemptive orders that are granted to certain exchange traded funds that may be underlying funds. The Registrant confirms that, to the best of its knowledge, the underlying funds will not invest in other funds, except in a manner that would be permitted for underlying funds under the 1940 Act, rules thereunder or exemptive orders granted by the SEC.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”) COMMENTS

4.	Comment: Please review the defined terms to ensure that they are used consistently throughout the document.

Response: We have reviewed the Registrant’s SAI and have implemented any applicable changes.

5.	Comment: Under the “Portfolio Holdings Disclosure” section, please describe any ongoing arrangements to make available information about the portfolios’ securities to any person, including the identity of the persons who receive information pursuant to such arrangements.

Response: We have reviewed the “Portfolio Holdings Disclosure” section and believe that the disclosure accurately reflects the identity of the persons who receive information pursuant to ongoing arrangements. The terms used in the “Portfolio Holdings Disclosure” section, such as “investment adviser,” “distributor,” and “transfer agent,” are defined elsewhere in the SAI. These definitions include the actual identities of the individuals or entities to whom they apply. Any additional disclosure requiring the use of individual or organizational names would be repetitive. Therefore, the Registrant respectfully declines to make the requested changes.

PART C AND EXHIBITS COMMENTS

6.	Comment: Please confirm that the Registrant will file an executed copy of the advisory agreement, rather than a “form of” agreement.

Response: We confirm that the Registrant will file a copy of the executed advisory agreement with the SEC on or before the effective date of the Registration Statement.

GENERAL COMMENTS

7.	Comment: Please include standard Tandy representation language.

Response: The Registrant agrees to make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

the SEC staff comments or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

*    *    *

Should you have any questions or comments, please contact Catherine M. MacGregor of CSIM at 415.667.0650 or the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen Cohen

Stephen T. Cohen